Exhibit 12.1

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Nine
	Months Ended
	September 30,
	2010	2009
Income (loss) from continuing operations before taxes	$982	$(654)
Sub-total of fixed charges	227	209
Sub-total of adjusted income (loss)	1,209	(445)
Interest on annuities and financial products	1,870	1,880
Adjusted income base	$3,079	$1,435
Fixed Charges
Interest and debt expense (1)	$212	$194
Interest expense related to uncertain tax positions	4	2
Portion of rent expense representing interest	11	13
Sub-total of fixed charges excluding interest on annuities and financial products	227	209
Interest on annuities and financial products	1,870	1,880
Total fixed charges	$2,097	$2,089

Ratio of sub-total of adjusted income (loss) to sub-total of fixed charges excluding interest on
annuities and financial products (2)	5.33	NM
Ratio of adjusted income base to total fixed charges (2)	1.47	NM

(1)	Interest and debt expense excludes a $64 million gain on early extinguishment of debt in the first quarter of 2009.
(2)
The ratios of earnings to fixed charges for the nine months ended September 30, 2009, indicated less than one-to-one coverage and are therefore not presented.  Additional earnings of $654 million would have been required for the nine months ended September 30, 2009, to achieve ratios of one-to-one coverage.